FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 are proxy materials and the proxy card for the annual general meeting of TOP Ships, Inc., or the Company, scheduled to be held on September 30, 2010, at the Company's headquarters in Athens, Greece.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
                                   (registrant)

Dated: August 13, 2010	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

         August 6, 2010

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the 2010 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00 p.m. local time on September 30, 2010, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class III Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding common stock by a ratio of not less than onefor-two and not more than one-for-ten with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and to authorize the Company's board of directors to implement the reverse stock split at any time prior to the date of the Company's 2011 Annual Meeting of Shareholders by filing an amendment to the Company's Amended and Restated Articles of Incorporation ("Proposal Three"); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting. Adoption of Proposal Three requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 30, 2010

NOTICE IS HEREBY given that the 2010 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at 1:00 p.m. local time on September 30, 2010, at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, for the following purposes, of which Items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect three Class III Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two");

3.
To approve an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the issued and outstanding common stock by a ratio of not less than onefor-two and not more than one-for-ten with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion and to authorize the Company's board of directors to implement the reverse stock split at any time prior to the date of the Company's 2011 Annual Meeting of Shareholders by filing an amendment to the Company's Amended and Restated Articles of Incorporation ("Proposal Three"); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 3, 2010, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary
August 6, 2010 Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24, GREECE
___________________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2010
___________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 1:00 p.m. local time on September 30, 2010, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about August 6, 2010, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on August 3, 2010 (the "Record Date") consisted of 32,894,030 shares of common stock, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

The Common Shares are listed on the NASDAQ Global Select Market under the symbol "TOPS."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term. Under the Amended and Restated Bylaws of the Company, the board of directors has been divided into three classes. The terms of the directors in Class I will expire at the 2011 Annual Meeting of Shareholders, the terms of the directors in Class II will expire at the 2012 Annual Meeting of Shareholders, and the terms of the directors in Class III will expire at the Meeting. Directors elected to the board of directors serve until the annual meeting of shareholders three years after their election or until a director's successor is duly elected.

The board of directors has nominated Evangelos J. Pistiolis, Alexandros Tsirikos and Vangelis G. Ikonomou, all Class III Directors, for re-election as directors whose term would expire at the 2013 Annual Meeting of Shareholders or whenever their successors are duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominees as the current board of directors may recommend.

Nominees for Election to the Company's Board of Directors

       Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position

Evangelos J. Pistiolis	37	Director, President and Chief Executive Officer
Alexandros Tsirikos	36	Director and Chief Financial Officer
Vangelis G. Ikonomou	45	Director, Executive Vice President and Chairman

Evangelos J. Pistiolis founded the Company in 2000, is the Company's President and Chief Executive Officer and has served on the Company's board of directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk vessels. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

Alexandros Tsirikos has served as the Company's Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with the Company since July 2007 as its Corporate Development Officer. Prior to joining the Company, Mr. Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modelling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honours in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Vangelis G. Ikonomou is the Company's Executive Vice President and Chairman and has served on the Company's board of directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. From 1993 to 2000, Mr. Ikonomou worked for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Audit Committee. The Company's board of directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The Audit Committee currently consists of Messrs. Roy Gibbs, Marios Hamboullas and Yiannakis C. Economou. As the Company is a foreign private issuer, it is exempt from the corporate governance rules of the NASDAQ Global Select Market, other than the Audit Committee requirement.

Required Vote. Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte") as the Company's independent auditors for the fiscal year ending December 31, 2010.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.

    All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the shares represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF AMENDMENT TO AMENDED AND RESTATED ARTICLES OF
INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED AND
OUTSTANDING COMMON SHARES AT A RATIO RANGING FROM ONE-FOR-TWO TO
ONE-FOR-TEN

General

The board of directors has approved and is hereby soliciting shareholder approval of an amendment to Section D of the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding Common Shares at a ratio of not less than one-for-two and not more than one-for-ten (the "Amendment"). A vote FOR Proposal Three will constitute approval of the Amendment providing for the combination of any number of shares of the Company's issued and outstanding Common Shares between and including two and ten into one share of Common Shares and will grant the board of directors the authority to select which of the approved exchange ratios within that range will be implemented. If the shareholders approve this proposal, the board of directors will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If the Amendment has not been filed with the Registrar of Corporations of the Republic of the Marshall Islands by the date of the Company's 2011 Annual Meeting of Shareholders, the board of directors will abandon the Amendment constituting the reverse stock split and shareholder approval would again be required prior to implementing any reverse stock split thereafter. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Company's Common Shares. After the reverse stock split, if implemented, the number of authorized Common Shares will remain at 1,000,000,000 Common Shares and the number of the unissued Common Shares will be approximately 983,552,985 to 996,710,597 shares depending upon the reverse stock split ratio selected by the board of directors.

The board of directors believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the board of directors with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve Proposal Three, the reserve stock split will be effected, if at

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

all, only upon a determination by the board of directors that the reverse stock split is in the Company's and the shareholders' best interests at that time. In connection with any determination to effect the reverse stock split, the board of directors will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the board of directors with the intention to create the greatest marketability of the Company's Common Shares based upon prevailing market conditions at that time.

The board of directors reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.

Purpose and Background of Reverse Stock Split

The purpose of the reverse stock split is to increase the per share trading value of the Company's Common Shares. The board of directors intends to effect the proposed reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company's Common Shares, and only if the implementation of a reverse stock split is determined by the board of directors to be in the best interests of the Company and its shareholders.

The Company believes that effecting the reverse stock split will help maintain compliance with the minimum bid price per share listing requirement for listing its Common Shares on the NASDAQ Global Select Market. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.

The combination of continuing to be listed on the NASDAQ Global Select Market and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of the Company's Common Shares.

The NASDAQ Global Select Market has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Company's Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under NASDAQ rules, the Company would have to regain compliance during the applicable grace period. Recently, the minimum closing bid price for the Company's Common Shares has fallen below $1.00. The Company believes that by effecting a reverse stock split, it will help maintain compliance with this listing requirement.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Company's Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company's exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder's address of record indicating the number of shares of common stock held following the reverse stock split.

Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Global Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved. Abstentions will have the effect of voting AGAINST Proposal Three.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

REPORTS TO SHAREHOLDERS

The Company's latest annual report to shareholders (the "Annual Report") is available on the Company's website at www.topships.org. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company's Annual Report. To request a copy, please call Top Ships Inc. at (011)-30-210-812-8107, or write to Eirini Alexandropoulou at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary
August 6, 2010 Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org – www.topships.org

TOP SHIPS INC.

000004

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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time (North America), on September 30, 2010.

Vote by Internet

- Log on to the Internet and go to **www.investorvote.com/TOPT**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 and 3.

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Evangelos J. Pistiolis	☐	☐	02 - Alexandros Tsirikos	☐	☐	03 - Vangelis G. Ikonomou	☐	☐

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B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

TOP SHIPS INC.

Proxy — TOP Ships Inc.

The undersigned hereby appoints Evangelos J. Pistiolis and Eirini Alexandropoulou, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all shares of common stock of TOP Ships Inc. (the "Company"), that the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Stockholders of the Company to be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24 Greece, at 1:00 p.m. local time, on September 30, 2010 (the "Meeting") or any adjournment thereof, with all powers which the undersigned would possess if present at the Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side.)